UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(k)/
EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedule

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2010 and 2009

Plan Number: 002

Plan Sponsor EIN: 06-0571640

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2010 and 2009

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of net assets available for plan benefits	2

Statement of changes in net assets available for plan benefits	3

Notes to financial statements	4-15

Supplemental schedule *:

Schedule H-Line 4(i) - Schedule of assets (held at end of year)	16

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Retirement Benefits Plans Investment Committee
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule on page 16 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
June 28, 2011

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2010				2009
	ESOP	401	(k)		ESOP	401	(k)
	Component	Component		Total	Component	Component		Total
Assets
Investments, at fair value	$34,151,106	$120,040,419		$154,191,525	$30,236,043	$103,221,466		$133,457,509
Cash	493,357	-		493,357	466,523	-		466,523
Total investments	34,644,463	120,040,419		154,684,882	30,702,566	103,221,466		133,924,032

Receivables:
Notes receivable from participants	-	2,211,568		2,211,568	-	1,861,875		1,861,875
Employer's contributions	249,802	122,231		372,033	199,481	9,035		208,516
Participants' contributions	-	424,721		424,721	-	44,170		44,170
Total receivables	249,802	2,758,520		3,008,322	199,481	1,915,080		2,114,561

Total assets	34,894,265	122,798,939		157,693,204	30,902,047	105,136,546		136,038,593

Net assets reflecting all investments
at fair value	34,894,265	122,798,939		157,693,204	30,902,047	105,136,546		136,038,593

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	(626,903)		(626,903)	-	(338,805)		(338,805)

Net assets available for benefits	$34,894,265	$122,172,036		$157,066,301	$30,902,047	$104,797,741		$135,699,788

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2010
	ESOP Component	401	(k)
	Allocated	Component		Total
Additions
Investment Income:
Interest and dividend income, investments	$1,922,377	$2,579,852		$4,502,229
Interest and dividend income, notes receivable from participants	-	116,116		116,116
Net appreciation in fair value of investments	2,123,432	9,743,856		11,867,288
	4,045,809	12,439,824		16,485,633
Contributions:
Employer contributions	2,431,880	1,691,106		4,122,986
Employee contributions	-	8,165,283		8,165,283
Rollover contributions	-	231,177		231,177
	2,431,880	10,087,566		12,519,446

Total additions	6,477,689	22,527,390		29,005,079

Deductions
Payment of benefits	1,762,407	5,855,402		7,617,809
Administrative expenses	1,074	19,683		20,757
Total deductions	1,763,481	5,875,085		7,638,566

Net increase prior to notes receivable from participants
activity and interfund transfers	4,714,208	16,652,305		21,366,513
Notes receivable from participants activity	(49,869)	49,869		-
Interfund transfers	(672,121)	672,121		-
Net increase	3,992,218	17,374,295		21,366,513
Net assets available for benefits:
Beginning of year	30,902,047	104,797,741		135,699,788
End of year	$34,894,265	$122,172,036		$157,066,301

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.         Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan immediately upon hire.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock.  The Plan is administered by the Benefits Administration Committee of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and recordkeeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL common stock.

The Plan is also intended to allow leveraged acquisitions of UIL’s stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the IRC.

Contributions:

Participant:  Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, subject to IRC limitations as defined.

Employer:  Effective April 1, 2009, for non-union employees, the matching contribution to the ESOP is 100% of the first 2% of employee compensation deferred. Prior to April 1, 2009, for both union and non-union employees, the matching contribution to the ESOP was 100% of the first 3% of employee compensation deferred and 50% of the next 2% deferred.  The matching contribution for union employees remains unchanged.  The maximum match for union employees is 4% of annual salary. The maximum match for non-union employees is 2% of annual salary.  All matching contributions are made in the form of UIL common stock.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.         Description of Plan (continued):

Contributions (continued):

The Company also makes discretionary (enhanced employer) contributions for union participants whose employment commenced on or after April 1, 2005 and for non-union participants whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Postretirement Medical Benefit Plan.  Such participants receive an annual plan year contribution to their account equal to 4% of their total annual compensation, as defined by the Plan, plus an additional $1,000 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL common stock:

Dividends paid on UIL common stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Dividends will automatically be reinvested in shares of UIL common stock, or at the election of the participant, may be paid directly to them.

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An employee stock ownership plan account (“ESOP Account”) is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Participants who have completed three (3) years of service may elect to diversify the investment of up to 100% of the ESOP account value from UIL common stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.         Description of Plan (continued):

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions.  During 2010 and 2009, approximately $65,700 and $117,000 in forfeitures were used to reduce the Company’s matching contributions, respectively.  At December 31, 2010 and 2009, forfeited nonvested accounts were approximately $0 and $3,600, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service.  For union participants whose employment commenced on or after April 1, 2005 and for non-collectively bargained participants whose employment commenced on or after May 1, 2005, their Company discretionary contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than two years at least two years, but less than three years at least three years, but less than four years at least four years, but less than five years five or more years	0% 20% 40% 60% 100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.         Description of Plan (continued):

Notes receivable from participants:

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1 to 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2010 range from 5.25% to 10.50%, which was dependent on the market rate at the time the loan was made, as defined.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL common stock shall be paid in whole shares of UIL common stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.         Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

2.         Summary of accounting policies (continued):

Basis of accounting (continued):

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value.  UIL common stock is valued at closing price on the New York Stock Exchange.  See Note 3.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

2.         Summary of accounting policies (continued):

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

Reclassification:

Certain prior year balances have been reclassified to conform with current year presentation.

3.         Fair value measurements:

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits.

	December 31, 2010 Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$493,357	$493,357	-	-
Mutual funds:				-
Index funds	41,566,711	41,566,711	-	-
Balanced funds	34,988,429	34,988,429	-	-
Growth funds	24,971,542	24,971,542	-	-
Money market funds	2,593,643	2,593,643	-	-
	104,120,325	104,120,325	-	-

UIL Holdings Corporation Common Stock	34,151,106	34,151,106	-	-
Vanguard Retirement Savings Trust	15,920,094	-	$15,920,094	-
Total	$154,684,882	$138,764,788	$15,920,094	-

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

3.         Fair value measurements (continued):

	December 31, 2009 Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$466,523	$466,523	-	-
Mutual funds:				-
Index funds	34,053,031	34,053,031	-	-
Balanced funds	29,197,083	29,197,083	-	-
Growth funds	21,506,226	21,506,226	-	-
Money market funds	2,792,870	2,792,870	-	-
	87,549,210	87,549,210	-	-

UIL Holdings Corporation Common Stock	30,236,043	30,236,043	-	-
Vanguard Retirement Savings Trust	15,672,256	-	$15,672,256	-
Total	$133,924,032	$118,251,776	$15,672,256	-

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

3.         Fair value measurements (continued):

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Common stock - The fair value of UIL Holdings Corporation common stock is based on quoted market prices.

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Level 2 fair value measurements:

Common/Collective Trust – The Vanguard Retirement Savings Trust is not actively traded, however significant other observable inputs are available.  The fair value of the Vanguard Retirement Savings Trust is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.         Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

4.         Investments (continued):
	December 31,
	2010		2009
Vanguard 500 Index Fund, 246,483 and 233,351 shares, respectively		$28,547,646	$23,958,137
UIL Holdings Corporation, 1,139,890 and 1,076,782 shares, respectively		$34,151,106	$30,236,043
Vanguard Wellesley Income Fund, 890,380 and 810,560 shares, respectively		$19,321,247	$16,511,113
Vanguard Retirement Savings Trust, (contract value of $15,293,191 and $15,333,451, respectively) 15,293,191 and 15,333,451 shares, respectively		$15,920,094	$15,672,256
Vanguard International Growth Fund, 428,827 and 418,557 shares, respectively		$8,293,521	$7,111,293
Vanguard Total Bond Market Index Fund, 755,354 shares	$	$ 8,006,747	$-	(1)
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,867,288, net, as follows:

Mutual funds	$9,743,856
UIL Holdings Corporation common stock	2,123,432
$11,867,288

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

5.         Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

5.         Nonparticipant-directed investments (continued):

	December 31,
	2010	2009
UIL common stock:
Number of shares	1,139,890	1,076,782

Cost	$31,114,250	$29,211,808

Market value	$34,151,106	$30,236,043
Cash	493,357	466,523
Receivables	249,802	199,481
	$34,894,265	$30,902,047

2010
Changes in net assets:
Contributions	$2,431,880
Dividends	1,922,377
Net appreciation	2,123,432
Benefits paid	(1,762,407)
Administrative expense	(1,074)
Participant loan activity	(49,869)
Interfund transfers	(672,121)
$3,992,218

6.         Fully benefit-responsive investment contract:

The Vanguard Retirement Savings Trust (VRST) includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 3.58% and 2.86% at December 31, 2010 and 2009, respectively.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

6.         Fully benefit-responsive investment contract (continued):

The average yield for this fund was 3.36% and 3.15% for the years ended December 31, 2010 and 2009, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2010, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

7.         Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

8.         Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

9.         Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10.         Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$157,066,301	$135,699,788
Adjustment from contract value to fair value	626,903	338,805
Net assets per the Form 5500	$157,693,204	$136,038,593

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:
Year Ended December 31, 2010
Net increase in net assets available for benefits per the financial statements	$21,366,513
Prior year adjustment from contract value to fair value	(338,805)
Current year adjustment from contract value to fair value	626,903
Net increase in net assets available for benefits per the Form 5500	$21,654,611

11.         Nonexempt transactions:

  There were no nonexempt transactions in 2010.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2010

Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

*	Vanguard 500 Index Fund, 246,483 shares	Registered Investment Company	$23,682,183	$28,547,645
*	Vanguard Extended Market Index Fund, 121,482 shares	Registered Investment Company	3,928,738	5,012,318
*	Vanguard Federal Money Market Fund, 2,041,782 shares	Registered Investment Company	2,041,782	2,041,782
*	Vanguard International Growth Fund, 428,827 shares	Registered Investment Company	7,972,324	8,293,521
*	Vanguard Prime Money Market, 551,861 shares	Registered Investment Company	551,861	551,861
*	Vanguard Morgan Growth Fund, 234,728 shares	Registered Investment Company	3,818,573	4,232,149
*	Vanguard Total Bond Market Index Fund,755,354 shares	Registered Investment Company	7,752,386	8,006,747
*	Vanguard U.S. Growth Fund, 405,744 shares	Registered Investment Company	7,716,340	7,404,828
*	Vanguard Wellesley Income Fund, 890,380 shares	Registered Investment Company	18,282,340	19,321,247
*	Vanguard Windsor II Fund, 196,379 shares	Registered Investment Company	5,396,043	5,041,046
*	Vanguard Retirement Savings Trust, 15,293,191 shares	Common/Collective Trust	15,293,191	15,920,094
*	Vanguard Target Retirement 2005 Fund, 49,509 shares	Registered Investment Company	554,301	580,740
*	Vanguard Target Retirement 2015 Fund, 336,315 shares	Registered Investment Company	3,944,050	4,177,033
*	Vanguard Target Retirement 2025 Fund, 290,122 shares	Registered Investment Company	3,443,549	3,661,339
*	Vanguard Target Retirement 2035 Fund, 258,972 shares	Registered Investment Company	3,082,904	3,389,942
*	Vanguard Target Retirement 2045 Fund, 193,008 shares	Registered Investment Company	2,378,740	2,605,614
*	Vanguard Target Retirement Income Fund, 38,724 shares	Registered Investment Company	411,710	436,810
*	Vanguard Target Retirement 2010 Fund, 5,346 shares	Registered Investment Company	107,840	119,261
*	Vanguard Target Retirement 2020 Fund, 18,456 shares	Registered Investment Company	377,933	407,869
*	Vanguard Target Retirement 2030 Fund, 5,810 shares	Registered Investment Company	115,339	125,968
*	Vanguard Target Retirement 2040 Fund, 4,292 shares	Registered Investment Company	82,625	92,277
*	Vanguard Target Retirement 2050 Fund, 3,286 shares	Registered Investment Company	64,489	70,328
*	UIL Holdings Corporation, 1,139,890 shares **	Common Stock	31,114,250	34,151,106
	Cash	Cash	493,357	493,357
*	Notes receivable from participants	Interest rates ranging from 5.25% to 10.50%	2,211,568	2,211,568

Total investments and notes receivable from participants (held at end of year)			$144,818,416	$156,896,450
* Party in Interest **Non-participant-directed investment